Financial Report Grupo Financiero Galicia S.A. 20233rd. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, November 21, 2023, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the third quarter of fiscal year 2023, ended on September 30, 2023.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.labolsa.com.ar), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Diego Rivas
Chief Financial Officer

Pablo Firvida
Investor Relations Officer

> The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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November 22, 2023
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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC and Galicia Ventures LP.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.162,626 million Net income for the period +174% vs. 9M 2022 Net profit per share Ps.36.76 Capital Ratio 24.53% ROE 17.51% +1,082 bp vs. 9M 2022 Efficiency 64.40% -1,519 bp vs. 9M 2022 Employees 8,913 Branches and other points of sale 450 Deposits accounts Galicia In thousands 10,370 Credit cards In thousands 12,845 4 Ps.54,216 million Net income for the quarter +103% vs. 3Q 2022 ROE 17.03% +803 bp vs. 3Q 2022 Efficiency 68.85% -1,148 bp vs. 3Q 2022 Highlights Nera Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way. Dividends On September 11, 2023, a dividend payment of Ps.12,500 million was made, completing the total of Ps.85,000 million.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima (1) Galicia consolidated with Naranja X. Selected ratios Percentages 2023 2023 2022 Variation (bp) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 ROA 3.36 4.86 1.65 (151) 170 ROE 17.03 25.95 9.01 (892) 803 Financial Margin 34.39 29.09 21.64 530 1,275 Efficiency ratio 68.85 54.44 80.33 1,441 (1,148) Capital ratio (1) 24.53 23.07 24.96 146 (43) NPL Ratio 2.75 3.08 2.57 (32) 19 Allowance for loan losses / Private-sector financing 3.63 4.53 4.92 (91) (130) Coverage 131.62 147.23 191.79 (1,561) (6,017) Non-accrual portfolio with guarantees to non-accrual portfolio 4.66 3.93 5.74 73 (108) Cost of risk 4.12 4.33 3.01 (21) 111 5 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Net income attributable to GFG for the quarter amounted to Ps.54,216 million, which represented a 3.36% annualized return on average assets and a 17.03% annualized return on average shareholder's equity.

Said result is mainly due to profits from its interest in Galicia (Ps.51,133 million), in Fondos Fima (Ps.3,331 million), in Galicia Seguros (Ps.590 million) and in Naranja X (Ps.-2,336 million).


Results from Equity Investments
Galicia
51,133
22,586
Naranja X
(2,336)
2,225
Galicia Seguros
590
1,077
Fondos Fima
3,331
3,357
3Q 2023
3Q 2022

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Income Statement					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Net interest income	291,697	265,101	59,515	10	390
Net fee income	80,635	73,694	71,307	9	13
Net results from financial instruments	57,872	47,256	199,343	22	(71)
Gold and foreign currency quotation differences	61,433	46,215	13,928	33	341
Other operating income	72,878	61,581	38,855	18	88
Underwriting income from insurance business	4,376	6,493	7,364	(33)	(41)
Loan loss provisions	(27,227)	(29,551)	(22,029)	(8)	24
Net operating income	**541,664**	**470,789**	**368,283**	**15**	**47**
Personnel expenses	(49,644)	(50,188)	(45,716)	(1)	9
Administrative expenses	(47,426)	(46,579)	(44,339)	2	7
Depreciations and devaluations of assets	(14,391)	(13,404)	(14,289)	7	1
Other operating expenses	(91,006)	(80,422)	(66,853)	13	36
Operating Income	**339,197**	**280,196**	**197,086**	**21**	**72**
Results from the net monetary position	(263,944)	(167,986)	(163,930)	57	61
Results from associates and joint ventures	(366)	(166)	(414)	120	(12)
Income tax	(20,671)	(33,885)	(6,060)	(39)	241
Net income	**54,216**	**78,159**	**26,682**	**(31)**	**103**
Other comprehensive income	(44)	292	(316)	(115)	(86)
Total comprehensive income	**54,172**	**78,451**	**26,366**	**(31)**	**105**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Assets Cash and due from banks 740,243 739,190 748,917 — (1) Debt securities 72,598 80,983 1,364,972 (10) (95) Net loans and other financing 2,277,652 2,488,375 2,479,181 (8) (8) Other financial assets 2,801,922 2,860,549 1,384,185 (2) 102 Investment in subsidiaries, associates and joint ventures 1,292 1,612 1,539 (20) (16) Property, bank premises, equipment 234,525 235,737 237,837 (1) (1) Intangible assets 76,649 79,049 80,730 (3) (5) Other assets 61,369 65,364 68,600 (6) (11) Assets available for sale 29 3 2 975 1350 Total assets 6,266,279 6,550,862 6,365,963 (4) (2) Liabilities Deposits 3,829,960 4,043,022 4,009,919 (5) (4) Financing from financial entities 85,695 73,282 82,822 17 3 Other financial liabilities 676,226 722,058 599,759 (6) 13 Negotiable obligations 76,145 96,441 138,335 (21) (45) Subordinated negotiable obligations 88,126 88,762 88,153 (1) — Other liabilities 251,167 322,512 254,989 (22) (1) Total liabilities 5,007,319 5,346,077 5,173,977 (6) (3) Total Shareholders' equity 1,258,960 1,204,785 1,191,986 4 6 8 Selected financial information

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Report Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Ps.146,034 million Net income for the period +196% vs. 9M 2022 Portfolio Quality 2.46% +41 bp. vs. 3Q 2022 Coverage 133.72% -10,017 bp. vs. 3Q 2022 ROE 19.62% +1,279 bp vs. 9M 2022 Efficiency 62.32% -1,762 bp vs. 9M 2022 10 Ps.51,133 million Net income +126% vs. 3Q 2022 ROE 19.77% +1,048 bp vs. 3Q 2022 Efficiency 64.06% -1,412 bp vs. 3Q 2022 Cost of risk 3.85% +96 bp. vs. 3Q 2022 Cost of risk 9M 3.52% +86 bp. vs. 9M 2022 Capital Ratio 25.05% -78 bp. vs. 3Q 2022 11.66% Market share: Loans to the private sector 9.99% Market share: Deposits to the private sector +16 bp vs. 3Q 2022 -21 bp vs. 3Q 2022 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 305 7,342 5,646 4,306 Digital clients 87%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the third quarter of 2023, Galicia registered a net income of Ps.51,133 million, Ps.28,547 million (126%) higher than the result of the same quarter of the previous year, which represented an annualized ROE of 19.77% and an ROA of 3.57%.

The operating result was Ps.124,392 million (79%) higher than in the third quarter of 2022, as a consequence of a higher net operating income.

Net operating income reached Ps.433,677 million, Ps.153,597 million (55%) higher than the Ps.280,080 million in the same quarter of the previous year, mainly as a result of a higher result from government securities. It is important to highlight that the portfolio of instruments issued by the BCRA (Leliqs) acquired as of January 1, 2023 is valued at amortized cost, recording its performance in the net interest result, as a consequence the net interest result recorded an increase of Ps.228,557 million (927%).

Income Statement					
In millions of pesos, except otherwise noted		2023	2022	Variation (%)	
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Net interest income	253,200	221,979	24,643	14	927
Net fee income	50,895	45,744	43,631	11	17
Net results from financial instruments	36,418	28,276	190,045	29	(81)
Gold and foreign currency quotation differences	58,597	44,813	11,285	31	419
Other operating income	54,526	47,261	27,120	15	101
Loan-loss provisions	(19,959)	(19,972)	(16,644)	—	20
Net operating income	**433,677**	**368,101**	**280,080**	**18**	**55**
Personnel expenses	(34,801)	(34,793)	(31,791)	—	9
Administrative expenses	(32,583)	(32,828)	(30,908)	(1)	5
Depreciations and devaluations of assets	(12,060)	(10,913)	(11,375)	11	6
Other operating expenses	(72,147)	(61,979)	(48,312)	16	49
Operating income	**282,086**	**227,588**	**157,694**	**24**	**79**
Results from the net monetary position	(212,701)	(134,452)	(132,697)	58	60
Results from associates and joint businesses	(287)	12	(261)	(2492)	10
Income tax	(17,965)	(23,332)	(2,150)	(23)	736
Net Income	**51,133**	**69,816**	**22,586**	**(27)**	**126**
Other comprenhensive income	(2)	5	(3)	(140)	(33)
Total comprenhensive income	**51,131**	**69,821**	**22,583**	**(27)**	**126**

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 3.57% 5.00% 1.64% 3Q 2023 2Q 2023 3Q 2022 19.77% 29.57% 9.29% 3Q 2023 2Q 2023 3Q 2022 33.99% 28.03% 21.21% 3Q 2023 2Q 2023 3Q 2022 64.06% 52.00% 78.18% 3Q 2023 2Q 2023 3Q 2022

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Yields and rates

Interest-earning assets[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2023				2022		Variation (% | bp)			
	3Q		2Q		3Q		vs. 2Q23		vs. 3Q22	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**3,424,970**	**94.30**	**3,485,120**	**80.65**	**3,619,392**	**57.06**	**(2)**	**1,365**	**(5)**	**3,724**
Government securities	1,538,341	110.47	1,596,906	88.92	1,687,021	64.67	(4)	2,155	**(9)**	4,580
Loans	1,427,547	78.35	1,494,524	68.58	1,647,771	48.62	(4)	977	**(13)**	2,973
Other interest-earning assets	459,082	89.69	393,690	92.89	284,600	60.78	17	(320)	**61**	2,891
In foreign currency	**127,073**	**35.42**	**126,610**	**35.77**	**163,645**	**15.89**	**—**	**(35)**	**(22)**	**1,953**
Government securities	20,046	3.09	5,398	42.46	14,909	93.66	271	(3,937)	**34**	(9,057)
Loans	101,563	5.60	116,906	6.04	143,363	5.37	(13)	(44)	**(29)**	23
Other interest-earning assets	5,464	708.27	4,306	834.44	5,373	81.06	27	(12,617)	**2**	62,721
Interest-earning assets	**3,552,043**	**92.19**	**3,611,730**	**79.07**	**3,783,037**	**55.28**	**(2)**	**1,312**	**(6)**	**3,691**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-earning assets reached Ps.3,552,043 million, registering a decrease of Ps.230,994 million (6%), compared to the third quarter of 2022. This decrease was mainly the result of a decrease in the volume of loans in pesos for Ps.220,224 million (13%).

The average yield on interest-earning assets for the quarter was 92.19%, representing an increase of 3,691 bp, compared to the same quarter of the previous year. This variation is mainly justified by higher average yields on government securities in pesos (4,580 bp) and by higher average yields on loans in pesos (2,973 bp).

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %

	2023				2022		Variation (%|bp)			
	3Q		2Q		3Q		vs. 2Q23		vs. 3Q22	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**2,452,470**	**85.31**	**2,495,321**	**70.39**	**2,424,269**	**47.34**	**(2)**	**1,492**	**1**	**3,797**
Saving accounts	301,096	0.02	316,601	0.02	382,551	0.01	(5)	—	(21)	1
Time deposits	1,627,972	99.11	1,637,548	82.39	1,567,784	58.38	(1)	1,672	4	4,073
Other Deposits	447,325	92.28	468,201	75.18	453,154	49.07	(4)	1,710	(1)	4,321
Debt securities	—	—	—	—	11,149	54.63	—	—	(100)	(5,463)
Other interest-bearing liabilities	76,077	86.65	72,971	75.69	9,631	40.08	4	1,096	690	4,657
In foreign currency	**629,247**	**1.91**	**625,581**	**1.76**	**609,264**	**1.57**	**1**	**15**	**3**	**34**
Saving accounts	404,643	—	397,570	—	350,149	—	2	—	16	—
Time deposits	95,383	1.77	97,816	1.75	107,618	0.66	(2)	2	(11)	111
Other Deposits	15,453	—	14,464	—	28,665	—	7	—	(46)	—
Debt securities	95,621	8.55	92,457	7.54	97,100	8.77	3	101	(2)	(22)
Other interest-bearing liabilities	18,147	11.84	23,274	10.10	25,732	1.41	(22)	174	(29)	1,043
Interest-bearing liabilities	**3,081,717**	**68.28**	**3,120,902**	**56.63**	**3,033,533**	**38.15**	**(1)**	**1,165**	**2**	**3,013**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.3,081,717 million, registering an increase of Ps.48,184 million (2%) in relation to the same period of 2022, mainly due to an increase in other interest-bearing liabilities in pesos for Ps.66,446 million (690%) and time deposits in pesos for Ps.60,188 million (4%), offset mainly by a decrease in saving accounts in pesos for Ps.81,455 million (21%).

Likewise, the average rate on interest-bearing liabilities was 68.28%, registering an increase of 3,013 bp with respect to the third quarter of the previous year, as a consequence of the increase in the interest rate on other interest-bearing liabilities in pesos for 4,657 bp.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net interest income

Net interest income for the quarter amounted to Ps.253,200 million, with a Ps.228,557 million (927%) increase compared to the Ps.24,643 million profit from the same quarter of 2022.

Interest Income					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Private sector securities	—	60	9	(100)	(100)
Public sector securities	432,061	352,510	87,729	23	392
Loans and other financing	280,919	258,579	202,345	9	39
Financial sector	3,533	2,526	2,935	40	20
Non-financial private sector	277,386	256,053	199,410	8	39
Overdrafts	37,477	32,934	24,610	14	52
Promissory notes	125,584	107,205	81,881	17	53
Mortgage loans	24,912	26,811	23,452	(7)	6
Pledge loans	4,722	4,696	5,145	1	(8)
Personal loans	27,554	27,597	24,832	—	11
Credit-card loans	55,176	54,800	38,030	1	45
Financial leases	1,169	1,087	403	8	190
Pre-financing and export financing	262	378	653	(31)	(60)
Other	530	545	404	(3)	31
Other interest-earning assets	66,325	52,847	23,887	26	178
Interest income	**779,305**	**663,996**	**313,970**	**17**	**148**

Interest income for the quarter reached Ps.779,305 million, 148% higher than the Ps.313,970 million registered in the third quarter of 2022.

This increase was a consequence of:

- higher interest on public sector securities measured at amortized cost for Ps.344,332 million (392%), due to the interest accrued on the portfolio of the instruments issued by the Argentine Central Bank (Leliq) acquired from January 1, 2023.
- higher interest on loans and other financing for Ps.78,574 million (39%), as a consequence of higher income on promissory notes (53%) and credit-card loans (45%).
- higher interest on other interest-earning assets for Ps.42,438 million (178%).

15

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Interest expenses totaled Ps.526,105 million, registering an increase of 82%, compared to the same quarter of 2022. This increase was a consequence of higher interest expenses on time deposits and term investments for Ps.174,777 million (76%) and on other deposits for Ps.47,608 million (86%), both due to increases in the interest rate. Interest expenses In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Deposits 506,996 425,713 284,614 19 78 Saving accounts 12 14 15 (14) (20) Time deposits and term investments 403,782 337,706 229,005 20 76 Other 103,202 87,993 55,594 17 86 Financing from financial institutions 433 416 550 4 (21) Repurchase agreement transactions 2,378 626 412 280 477 Other interest-bearing liabilities 14,256 13,356 99 7 14,300 Negotiable obligations 137 132 1,828 4 (93) Subordinated Negotiable obligations 1,905 1,774 1,824 7 4 Interest expenses 526,105 442,017 289,327 19 82 16

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Credit cards 20,719 16,135 17,482 28 19 Deposit accounts 9,746 9,519 9,450 2 3 Insurance 1,570 1,549 1,601 1 (2) Financial fees 79 1 69 7800 14 Credit- related fees 343 266 256 29 34 Foreign trade 1,957 1,887 2,366 4 (17) Collections 5,424 5,272 4,944 3 10 Utility-Bills collection services 5,413 5,325 5,396 2 — Mutual Funds 1,330 1,268 1,072 5 24 Fees from bundles of products 7,867 8,924 7,239 (12) 9 Other 5,072 4,253 3,845 19 32 Total fee income 59,520 54,399 53,720 9 11 Total expenditures (8,625) (8,655) (10,089) — (15) Net fee income 50,895 45,744 43,631 11 17 The net fee income reached Ps.50,895 million, registering an increase of 17% compared to Ps.43,631 million in the third quarter of 2022. This increase was mainly due to: • higher income from credit cards for Ps.3,237 million (19%) • higher income from other fees for Ps.1,227 million (32%) • higher income from fees from bundles of products for Ps.628 million (9%), as a result of an update of service prices. 17 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Net income from financial instruments

The net result of financial instruments was Ps.36,418 million, Ps.153,627 million lower than the Ps.190,045 million recorded in the same quarter of 2022. This decrease was a consequence of the change in the valuation model of the instruments issued by the Argentine Central Bank, which went from being measured from fair value to amortized cost. Without taking these securities into account, the net result of financial instruments increased 54%, due to the highest result from private sector securities (672%) and results from derecognition of assets (100%).

Net Income from Financial Instruments

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Government securities	4,967	7,265	189,193	(32)	(97)
Argentine Central Bank	—	—	166,415	—	(100)
Other	4,967	7,265	22,778	(32)	(78)
Private sector securities	17,687	16,533	2,290	7	672
Derivative financial instruments	(3,392)	(1,888)	(1,438)	80	136
Forward transactions	(401)	(1,000)	(1,047)	(60)	(62)
Options	(2,991)	(888)	(391)	237	665
Results from derecognition of assets	17,156	6,366	—	169	—
Net income from financial instruments	**36,418**	**28,276**	**190,045**	**29**	**(81)**

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a profit of Ps.58,597 million, Ps.47,312 million (419%) higher than the profit of Ps.11,285 million registered in the same quarter of the previous year. This result includes a gain of Ps.5,731 million from the purchase and sale of foreign currency.

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Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Other financial income 553 (50) (182) (1206) (404) Rental of safe deposit boxes 2,111 1,908 1,677 11 26 Other fee income 297 224 56 33 430 Other adjustments and interest on miscellaneous receivables 35,958 38,002 22,741 (5) 58 Other 15,607 7,177 2,828 117 452 Total other operating income 54,526 47,261 27,120 15 101 In the third quarter, other operating income amounted to Ps.54,526 million, registering an increase of Ps.27,406 million (101%) compared to those registered in the same quarter of 2022. This higher result was mainly due to the increase in other adjustments and interest on miscellaneous receivables for Ps.13,217 million (58%), as a consequence of the valuation of collateral securities, and to the increase in other income of Ps.12,779 million (452%). Loan loss provisions for the quarter totaled Ps.19,959 million, Ps.3,315 million (20%) higher than those recorded in the same quarter of the previous year. This increase was a consequence of the worsening of macroeconomic variables. 19 Loan-loss provisions Other operating income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Personnel expenses

Personnel expenses reached Ps.34,801 million, registering an increase of Ps.3,010 million (9%) compared to the same quarter of 2022, as a result of the 3% increase in staff and of salary increases above inflation.

Administrative expenses

Administrative expenses for the quarter reached Ps.32,583 million, registering an increase of Ps.1,675 million compared to the third quarter of the previous year. This increase was a consequence of higher taxes for Ps.1,745 million (27%).

Administrative Expenses					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Fees and compensations for services	1,490	1,624	1,900	(8)	(22)
Fees to directors and syndics	58	68	63	(15)	(8)
Publicity, promotion and research expenses	1,606	1,741	1,215	(8)	32
Taxes	8,258	8,370	6,513	(1)	27
Maintenance and repairment of goods and IT	6,137	6,252	6,195	(2)	(1)
Electricity and communications	1,867	1,755	1,715	6	9
Stationery and office supplies	198	202	120	(2)	65
Hired administrative services	6,015	6,127	6,331	(2)	(5)
Security	1,006	912	940	10	7
Insurance	278	275	315	1	(12)
Other	5,670	5,502	5,601	3	1
Total administrative expenses	**32,583**	**32,828**	**30,908**	**(1)**	**5**

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Depreciation and devaluation of assets

The result for depreciation and devaluation of assets reached Ps.12,060 million, registering an decrease of 6% compared to the same quarter of 2022.

Other operating expenses

Other operating expenses for the quarter reached Ps.72,147 million, which represented an increase of Ps.23,835 million (49%), compared to the Ps.48,312 million recorded in the third quarter of the previous year. This increase was mainly generated by:

- higher expenses for turnover tax for Ps.17,536 million (55%), due to an increase in the gross income tax from financial operations, as a consequence of the increase in the holding of Leliqs.
- higher charges for other provisions for Ps.5,787 million (51%), increase in discounts on credit cards and payroll accounts.

Other Operating Expenses

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Contribution to the Deposit Insurance Fund	1,445	1,401	1,447	3	—
Other financial results	(227)	227	288	(200)	(179)
Turnover tax	49,415	44,113	31,879	12	55
On financial income	43,259	40,897	21,795	6	98
On fees	3,814	1,686	8,905	126	(57)
On other items	2,342	1,530	1,179	53	99
Other fee-related expenses	17,063	13,218	11,276	29	51
Charges for other provisions	750	1,031	654	(27)	15
Claims	2,790	1,251	959	123	191
Other	911	738	1,809	23	(50)
Total other operating expenses	**72,147**	**61,979**	**48,312**	**16**	**49**

21

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Income tax

The income tax charge was Ps.17,965 million, Ps.15,815 million higher than in the third quarter of 2022.

Other comprehensive income

In the third quarter of 2023, Galicia recorded a gain of Ps.2 million in other comprehensive income (OCI).

22

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Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Assets					
Cash and due from banks	704.201	714.267	726.070	(1)	(3)
Debt securities	62.658	65.306	1.366.602	(4)	(95)
Net loans and other financing	1.764.405	1.918.746	1.912.293	(8)	(8)
Other financial assets	2.598.875	2.676.875	1.273.217	(3)	104
Equity investments in subsidiaries, associates and joint businesses	3.017	3.163	3.098	(5)	(3)
Property, bank premises, equipment	212.043	212.480	211.156	—	—
Intangible assets	68.740	70.909	71.954	(3)	(4)
Other assets	23.211	27.180	24.172	(15)	(4)
Assets available for sale	29	3	2	867	1350
Total assets	**5.437.179**	**5.688.929**	**5.588.564**	**(4)**	**(3)**
Liabilities					
Deposits	3.746.543	3.979.663	4.001.966	(6)	(6)
Financing from financial entities	21.903	16.259	26.952	35	(19)
Other financial liabilities	343.910	353.859	275.802	(3)	25
Negotiable obligations	9.118	8.881	27.457	3	(67)
Subordinated negotiable obligations	88.127	88.762	88.153	(1)	—
Other liabilities	187.037	252.100	189.818	(26)	(1)
Total liabilities	**4.396.638**	**4.699.524**	**4.610.148**	**(6)**	**(5)**
Shareholders' equity	**1.040.541**	**989.405**	**978.416**	**5**	**6**
Foreign currency assets and liabilities					
Assets	1.182.914	1.271.561	957.140	(7)	24
Liabilities	841.782	849.408	806.345	(1)	4
Net forward purchases/(sales) of foreign currency [(1)]	(7.643)	(4.302)	(25.501)	78	(70)
Net global position in foreign currency	**333.489**	**417.851**	**125.294**	(20)	**166**

(1) Recorded off-balance sheet.

23

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Level of activity

Financing

As of September 30, 2023, financing to the private sector reached Ps.2,018,941 million, registering a 6% decrease compared to the same period of the previous year. This drop was mainly due to decreases in loans in pesos for Ps.122,784 million (7%) and in foreign currency for Ps.40,444 million (29%), offset by an increase in other financing in foreign currency for Ps.31,741 million (24%).

The market share of total loans to the private sector as of September 30, 2023 reached 11.66%, which represents an increase of 16 bp compared to the third quarter of 2022.

Financing to the Private Sector[1]

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
In pesos	**1,758,073**	**1,905,624**	**1,878,083**	**(8)**	**(6)**
Loans	1,576,122	1,717,711	1,698,906	(8)	(7)
UVA-adjusted loans	102,637	114,664	116,115	(10)	(12)
Financial leases	5,842	6,933	4,773	(16)	22
Other financing[2]	73,472	66,316	58,289	11	26
In foreign currency	**260,868**	**223,158**	**270,654**	**17**	**(4)**
Loans	98,541	115,506	138,985	(15)	(29)
Financial leases	428	604	1,511	(29)	(72)
Other financing[2]	161,899	107,048	130,158	51	24
Total financing to the private sector	**2,018,941**	**2,128,782**	**2,148,737**	**(5)**	**(6)**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

24

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As of September 30, 2023, the loan portfolio and other financing net of provisions reached Ps.1,764,405 million, registering a 8% decrease compared to the third quarter of the previous year.
The main decreases were in:

- credit cards for Ps.53,405 million (8%)
- promissory notes for Ps.45,646 million (7%)
- personal loans for Ps.31,932 million (17%)
- pledge loans for Ps.21,066 million (36%)

Breakdown of loans and other financing

In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Financial entities	**26,016**	**24,373**	**21,965**	**7**	**18**
Loans	26,016	24,373	21,955	7	18
Other financing	—	—	10	—	(100)
Non-financial private sector and residents abroad	**1,800,252**	**1,966,769**	**1,969,838**	**(8)**	**(9)**
Loans	1,751,284	1,923,508	1,932,051	(9)	(9)
Overdrafts	148,676	174,854	138,266	(15)	8
Promissory notes	630,237	678,398	675,883	(7)	(7)
Mortgage loans	26,019	27,984	44,359	(7)	(41)
Pledge loans	37,663	41,448	58,729	(9)	(36)
Personal loans	155,923	176,731	187,855	(12)	(17)
Credit-card loans	606,859	649,466	660,264	(7)	(8)
Pre-financing and financing of exports	11,571	17,364	25,034	(33)	(54)
Other Loans	29,484	42,604	50,356	(31)	(41)
Accrued interest, adjustments and foreign currency quotation differences receivable	118,337	127,335	99,435	(7)	19
Documented interest	(13,485)	(12,676)	(8,130)	6	66
Financial leases	6,270	7,537	6,284	(17)	—
Other financing	42,698	35,724	31,503	20	36
Non-financial public sector	**—**	**4,564**	**2,878**	**(100)**	**(100)**
Total loans and other financing	**1,826,268**	**1,995,706**	**1,994,681**	**(8)**	**(8)**
Allowances	**(61,863)**	**(76,960)**	**(82,388)**	**(20)**	**(25)**
Loans	(61,096)	(76,209)	(81,416)	(20)	(25)
Financial leases	(103)	(73)	(38)	41	171
Other financing	(664)	(678)	(934)	(2)	(29)
Net loans and other financing	**1,764,405**	**1,918,746**	**1,912,293**	**(8)**	**(8)**

25

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Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]

In millions of pesos, except otherwise noted

		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Government securities' net Position	**2,128,365**	**2,263,885**	**2,190,597**	**(6)**	**(3)**
Measured at fair value	48,427	36,388	1,351,466	33	(96)
Leliq	—	—	1,177,127	—	(100)
Bono Dual	11,564	—	—	—	—
Other	36,863	36,388	174,339	1	(79)
Measured at amortized cost	2,079,938	2,227,497	839,131	(7)	148
Leliq	1,060,219	1,370,574	—	(23)	—
Bono Dual	170,290	271,113	—	(37)	—
Lediv	190,911	166,668	96,271	15	98
Botes	245,362	63,905	122,725	284	100
Lecer	—	29,870	581,986	(100)	(100)
Other	413,156	325,367	38,149	27	983
Other receivables resulting from financial brokerage	**356,503**	**286,147**	**263,773**	**25**	**35**
Repurchase agreement transactions -Argentine Central Bank	356,459	281,540	260,824	27	37
Loans and other financing	—	4,564	2,888	(100)	(100)
Trust certificates of participation and securities	44	43	61	2	(28)
Total exposure to the public sector	**2,484,868**	**2,550,032**	**2,454,370**	**(3)**	**1**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

As of September 30, 2023, the net exposure to the public sector reached Ps.2,484,868 million, registering a 1% increase in the last twelve months, as a result of a greater holding of Bono Dual for Ps.181,854 million and greater holding of Botes for Ps.122,637 million, offset by a lower holding of Leliq for Ps.116,908 million.

Excluding the instruments issued by the Argentine Central Bank (Leliq and Lediv) and the repurchase agreement transactions, the net exposure to the public sector was Ps.877,279 million, equivalent to 16% of total asset, while in the third quarter of 2022 said exposure was Ps.920,148 million, representing 16% of total asset.

26

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Funding and liabilities

Deposits amounted to Ps.3,746,543 million as of September 30, 2023, registering a 6% decrease compared to the third quarter of the previous year. This decrease was the result of a lower volume of time deposits in pesos for Ps.238,870 million (14%).

Deposits

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
In pesos	**3,085,434**	**3,301,708**	**3,376,155**	**(7)**	**(9)**
Current accounts	389,311	445,849	563,600	(13)	(31)
Saving accounts	309,823	410,548	392,890	(25)	(21)
Time deposits	1,423,832	1,665,310	1,662,702	(15)	(14)
UVA-adjusted time deposits	19,729	35,880	85,539	(45)	(77)
Other	821,772	633,253	589,557	30	39
Interests and adjustments	120,967	110,868	81,867	9	48
In foreign currency	**661,109**	**677,955**	**625,811**	**(2)**	**6**
Saving accounts	393,310	406,533	359,640	(3)	9
Time deposits	88,952	99,297	110,320	(10)	(19)
Other	178,668	171,916	155,660	4	15
Interests and adjustments	179	209	191	(14)	(6)
Total deposits	**3,746,543**	**3,979,663**	**4,001,966**	**(6)**	**(6)**

Total deposit accounts as of September 30, 2023, reached 7.3 million, with an increase of 11% compared to the same date of the previous year.

The market share in private sector deposits reached 9.99% as of September 30, 2023, registering a decrease of 21 bp compared to the third quarter of 2022.

27

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Financial Liabilities In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Financial entities 21,903 16,259 26,952 35 (19) Financing from credit-card purchases 125,196 143,619 118,241 (13) 6 Negotiable obligations 9,118 8,881 27,457 3 (67) Subordinated negotiable obligations 88,127 88,762 88,153 (1) — Creditors from purchases of foreign currency 1,525 162 29,416 841 (95) Collections on account of third parties 49,577 48,199 59,771 3 (17) Other financial liabilities 167,612 161,879 68,374 4 145 Total financial liabilities 463,058 467,761 418,364 (1) 11 Financial liabilities amounted to Ps.463,058 million, registering an increase of Ps.44,694 million (11%) compared to the Ps.418,364 million registered in the third quarter of 2022. The variation was mainly due to an increase in other financial liabilities for Ps.99,238 million (145%), offset by a decrease in creditors from purchases of foreign currency for Ps.27,891 million (95%) and a decrease in negotiable obligations for Ps.18,339 million (67%). 28

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Liquidity Percentages, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Cash and due from banks 704,201 714,267 726,070 (1) (3) Government securities 895,733 1,175,479 1,004,832 (24) (11) Call-money 4,163 8,224 (2,948) (49) (241) Overnight placements in correspondent banks 22,839 37,724 45,693 (39) (50) Repurchase agreement transactions 357,539 291,157 256,828 23 39 Escrow accounts 71,470 80,563 78,481 (11) (9) Other financial assets 10,456 636 1,264 1544 727 Total liquid assets 2,066,401 2,308,050 2,110,220 (10) (2) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 110.23 123.32 109.08 (1,309) 115 Liquid assets as a percentage of total deposits 55.15 58.00 52.73 (285) 242 As of September 30, 2023, the Bank’s liquid assets represented 110.23% of the Bank’s transactional deposits and 55.15% of its total deposits, compared to 109.08% and 52.73%, respectively, as of September 30, 2022. 29 Liquidity

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Assets quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.49,664 million as of September 30, 2023, representing 2.46% of private-sector financing, recording a 41 bp increase as compared to the 2.05% recorded in the same quarter of 2022.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 133.72%, compared to 233.89% of a year before.

Financing Portfolio Quality

In millions of pesos, except otherwise noted	2023		2022	Variation (%)	
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Non-accrual Financings	**49,664**	**56,309**	**44,092**	**(12)**	**13**
With preferred guarantees	2,319	2,152	2,657	8	(13)
With other guarantees	966	1,155	1,394	(16)	(31)
Without guarantees	46,379	53,002	40,041	(12)	16
Allowance for loan losses	**66,410**	**90,534**	**103,126**	**(27)**	**(36)**
Relevant ratios (%)				**Variation (bp)**	
NPL Ratio	2.46	2.65	2.05	(19)	41
Allowance for loan losses to loans to the private sector	3.29	4.25	4.80	(96)	(151)
Coverage	133.72	160.78	233.89	(2,706)	(10,017)
Non-accrual loans with guarantees to non-accrual financing	6.61	5.87	9.19	74	(258)
Cost of risk	3.85	3.78	2.89	7	96

30

Grupo Galicia Galicia Naranja X Galicia Seguros Relevant information ESG Regulatory changes GlossaryFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Allowance for loan losses At the beginning of the quarter 90,534 97,790 115,931 (7) (22) Changes in the allowance for loan losses Provisions charged to income 19,728 19,750 16,425 — 20 Charge offs (5,058) (3,609) (4,163) 40 21 Inflation effect (38,794) (23,397) (25,067) 66 55 Allowance for loan losses at the end of the quarter 66,410 90,534 103,126 (27) (36) Charge to the income statement Provisions charged to income (19,728) (19,750) (16,425) — 20 Direct charge offs (231) (221) (221) 5 5 Bad debts recovered 1,092 681 1,335 60 (18) Net charge to the income statement (18,867) (19,290) (15,311) (2) 23 During the quarter, Ps.5,058 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.231 million were made. 31

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Capitalization

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with the applicable regulation valid and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted		2023	2022		Variation (%)
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Minimum capital required (A)	**304,041**	**232,782**	**127,313**	**31**	**139**
Allocated to credit risk	219,541	166,303	91,557	32	140
Allocated to market risk	10,963	12,500	6,102	(12)	80
Allocated to operational risk	73,537	53,979	29,654	36	148
Computable capital (B)	**932,072**	**673,691**	**402,513**	**38**	**132**
Tier I	897,071	621,028	372,305	44	141
Tier II	35,001	52,663	30,208	(34)	16
Excess over required capital (B) (A)	**628,031**	**440,909**	**275,200**	**42**	**128**
Risk weighted assets	**3,720,576**	**2,849,228**	**1,558,073**	**31**	**139**
Ratios (%)					**Variation (bp)**
Total capital ratio	25.05	23.64	25.83	141	(78)
Tier I capital ratio	24.11	21.80	23.90	231	22

As of September 30, 2023, the Bank's computable capital amounted to Ps.932,072 million, and the minimum capital requirement for that same period was Ps.304,041 million, leaving an available margin of Ps.628,031 million (207%). This excess was Ps.275,200 million (216%) as of the same date in 2022.

The minimum capital requirement increased Ps.176,728 million as compared to September 30, 2022, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.529,559 million in the same period, primarily as consequence of the results generated during the quarter and due to an increase of the accounting shareholders' equity as a result of the inflation adjustment. The total capital ratio was 25.05%, decreasing 78 bp during the last twelve months and increasing 141 bp compared to June 30, 2023.

32

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Financial Report Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Ps.(1,073) million Net income for the period -129% vs. 9M 2022 ROE (0.83)% -364 bp vs. 9M 2022 Efficiency ratio 76.61% +339 bp vs. 9M 2022 2,710 Employees 8,539 Credit cards In thousands 145 Branches and other points of sale 34 Ps.(2,336) million Results for the quarter -205% vs. 3Q 2022 ROE (5.40)% -1,049 bp vs. 3Q 2022 Efficiency ratio 95.84% +1,389 bp vs. 3Q 2022 Highlights 3,028 Deposit accounts In thousands

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

In the third quarter, Naranja X registered a net income of Ps.(2,336) million, Ps.4,561 million (205%) lower than the result recorded for the same period of the previous year, mainly as a result of a greater negative result for the monetary position for Ps.13,446 million (53%), offset by higher net operating income for Ps.9,470 million (14%).

The operating result reached Ps.35,593 million, 33% higher than the Ps.26,862 million in the same quarter of 2022. The result for the quarter represented, on an annualized basis, an ROA of (1.14)% and an ROE of (5.40)%, while in the third quarter of 2022 they represented 1.13% and 5.08%, respectively.

Net operating income for the quarter amounted to Ps.78,502 million, which meant an increase of 14% compared to the same quarter of 2022. This increase was the result of a higher net interest income for Ps.5,986 million (19%) and higher net fee income for Ps.1,190 million (4%).

Income Statement					
In millions of pesos, except otherwise noted		**2023**	**2022**	**Variation (%)**	
	3Q	**2Q**	**3Q**	**vs. 2Q23**	**vs. 3Q22**
Net interest income	37,561	41,997	31,575	(11)	19
Net fee income	30,636	29,568	29,446	4	4
Net results from financial instruments	10,799	6,033	7,908	79	37
Gold and foreign currency quotation differences	(5)	(248)	(197)	(98)	(97)
Other operating income	6,778	6,190	5,683	9	19
Loan loss provisions	(7,267)	(9,582)	(5,383)	(24)	35
Net operating income	**78,502**	**73,958**	**69,032**	**6**	**14**
Personnel expenses	(11,523)	(12,313)	(11,070)	(6)	4
Administrative expenses	(12,874)	(11,699)	(11,036)	10	17
Depreciations and devaluations of assets	(2,073)	(2,013)	(2,566)	3	(19)
Other operating expenses	(16,439)	(16,062)	(17,498)	2	(6)
Operating income	**35,593**	**31,871**	**26,862**	**12**	**33**
Results from the net monetary position	(38,904)	(27,443)	(25,458)	42	53
Income tax	975	(4,181)	821	(123)	19
Net income	**(2,336)**	**247**	**2,225**	**(1,046)**	**(205)**
Other comprenhensive income	(203)	234	—	(187)	100
Total comprenhensive income	**(2,539)**	**481**	**2,225**	**(628)**	**(214)**

35

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima 36 Profitability and efficiency Financial margin Efficiency ratio ROA ROE (1.14)% 0.12% 1.13% 3Q 2023 2Q 2023 3Q 2022 (5.40)% 0.58% 5.08% 3Q 2023 2Q 2023 3Q 2022 26.91% 25.33% 19.75% 3Q 2023 2Q 2023 3Q 2022 95.84% 68.69% 81.95% 3Q 2023 2Q 2023 3Q 2022

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Assets Cash and due from banks 15,626 11,445 13,213 37 18 Debt securities 13,339 16,272 6,474 (18) 106 Net loans and other financing 545,838 606,106 630,953 (10) (13) Other financial assets 176,076 164,343 83,113 7 112 Property, bank premises, equipment 22,446 23,436 26,340 (4) (15) Intangible assets 5,930 6,028 8,318 (2) (29) Other non-financial assets 15,829 17,732 21,839 (11) (28) Total assets 795,084 845,362 790,250 (6) 1 Liabilities Deposits 99,560 79,212 25,139 26 296 Financing from financial entities 93,491 94,006 122,058 (1) (23) Other financial liabilities 322,044 364,130 305,943 (12) 5 Negotiable obligations 79,007 97,386 126,661 (19) (38) Other non-financial liabilities 31,355 38,468 35,597 (18) (12) Total liabilities 625,457 673,202 615,398 (7) 2 Shareholders' equity 169,627 172,160 174,852 (1) (3) 37 Selected financial information

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Non-accrual loans 20,810 27,752 22,368 (25) (7) Allowances for loan losses and provisions 26,352 33,235 32,106 (21) (18) Ratios (%) Variation (bp) NPL Ratio 3.79 4.42 3.41 (63) 37 Allowance for loan losses to loans to the private sector 4.80 5.29 4.90 (49) (11) Coverage 126.63 119.76 143.54 687 (1,691) Cost of risk 4.96 6.07 3.21 (111) 175 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of September 30, 2023, amounted to 126.63%, compared to 143.54% on the same date of the previous year. 38 Assets quality

Grupo Galicia Galicia Seguros Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Fondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Allowances for loan losses At the beginning of the quarter 33,235 33,485 37,941 (1) (12) Changes in the allowance for loan losses Provisions charged to income 6,571 8,819 4,516 (25) 46 Reversals of allowances for loan losses (3,723) (1,580) (1,945) 136 91 Charge off (480) (760) (1,534) (37) (69) Effect of inflation (9,251) (6,729) (6,872) 37 35 Allowance for loan losses at the end of the quarter 26,352 33,235 32,106 (21) (18) Charge to the income statement Provisions charged to income (6,571) (8,819) (4,516) (25) 46 Direct charge offs (696) (763) (867) (9) (20) Bad debt recovered 620 457 883 36 (30) Net charge to the income statement (6,647) (9,125) (4,500) (27) 48 39

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Financial Report Galicia Seguros' commercial activity began in 1996 as a member of Grupo Galicia. Today it is a leader in home, theft, and personal accident insurance.

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Ps.3,410 million Net income for the period -7% vs. 9M 2022 ROE 35.75% -1,462 bp vs. 9M 2022 Combined Ratio 89.38% +250 bp vs. 9M 2022 332 3,709 Employees Polices In thousands 41 Clients In thousands Ps.689 million Net income for the quarter -68% vs. 3Q 2022 ROE 15.48% -7,403 bp vs. 3Q 2022 Combined Ratio 90.97% +377 bp vs. 3Q 2022 1,905 Highlights Sura On September 21, 2023, the acquisition of SURA was obtained from the National Insurance Superintendency.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted		2023	2022	Variation (%)	
	3Q	2Q	3Q	vs. 2Q23	vs. 3Q22
Earned premium	10,570	10,796	11,139	(2)	(5)
Incurred claims	(1,919)	(1,867)	(1,568)	3	22
Withdrawals	(29)	(50)	(14)	(42)	107
Life annuities	(12)	(13)	(15)	(8)	(20)
Acquisition and general expenses	(4,747)	(4,941)	(4,999)	(4)	(5)
Other income and expenses	(127)	(71)	(135)	79	(6)
Underwriting income	**3,736**	**3,854**	**4,408**	**(3)**	**(15)**
Interest income	2,666	2,081	6,333	28	(58)
Net results from financial instruments	(127)	551	(4,598)	(123)	(97)
Gold and foreign currency quotation differences	28	11	2	155	1300
Other operating income	1,472	660	1,059	123	39
Net operating income	**7,775**	**7,157**	**7,204**	**9**	**8**
Personnel expenses	(1,739)	(1,791)	(1,796)	(3)	(3)
Administrative expenses	(922)	(784)	(904)	18	2
Depreciations and devaluations of assets	(124)	(347)	(285)	(64)	(56)
Other operating expenses	—	—	(1)	—	(100)
Operating income	**4,990**	**4,235**	**4,218**	**18**	**18**
Results from the net monetary position	(2,931)	(1,502)	(1,006)	95	191
Income tax	(1,370)	(1,342)	(1,078)	2	27
Net income	**689**	**1,391**	**2,134**	**(50)**	**(68)**
Other comprehensive income	(15)	34	(8)	(144)	88
Total comprehensive income	**674**	**1,425**	**2,126**	**(53)**	**(68)**

42

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 43 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 11.68% 21.33% 30.66% 3Q 2023 2Q 2023 3Q 2022 15.48% 55.62% 89.52% 3Q 2023 2Q 2023 3Q 2022 90.97% 91.31% 87.20% 3Q 2023 2Q 2023 3Q 2022 78.55% 74.19% 76.73% 3Q 2023 2Q 2023 3Q 2022

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Assets Cash and due from banks 251 395 662 (36) (62) Debt securities 815 338 486 141 68 Net loans and other financing 15 11 14 39 7 Other financial assets 15,081 13,892 14,387 9 5 Property, bank premises, equipment 544 446 917 22 (41) Intangible assets 547 599 250 (9) 119 Assets for insurance contracts — — 10,997 — (100) Other non-financial assets 11,533 12,197 2,911 (5) 296 Total assets 28,786 27,878 30,624 3 (6) Liabilities Financing received from financial institutions — — — — — Liabilities for insurance contracts 9,216 9,917 11,962 (7) (23) Other non-financial liabilities 7,269 7,112 7,973 2 (9) Total liabilities 16,485 17,029 19,935 (3) (17) Shareholders' equity 12,301 10,849 10,689 13 15 44 Selected financial information

Financial Report Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Highlights

↘

Ps.13,013 million
Net income for the period
+40% vs. 9M 2022

Ps.1,757
Assets under management
In billions
+19% vs. 3Q 2022

10.7%
Market share
+10 bp vs. 3Q 2022

Ps.3,331 million
Net income for the quarter
-1% vs. 3Q 2022

30
Employees

14
Assets under management

46

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Income Statement In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Net interest income — (204) — (100) N/A Net results from financial instruments 3,108 2,943 1,563 6 99 Gold and foreign currency quotation differences 17 10 5 70 240 Other operating income 7,542 7,380 6,697 2 13 Net operating income 10,667 10,129 8,265 5 29 Personnel and administrative expenses (489) (537) (634) (9) (23) Other operating expenses (590) (554) (450) 6 31 Operating income 9,588 9,038 7,181 6 34 Results from the net monetary position (3,563) (1,644) (1,482) 117 140 Income tax (2,694) (1,420) (2,342) 90 15 Net income 3,331 5,974 3,357 (44) (1) 47 Results for the quarter

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Mutual fund In millions of pesos, except otherwise noted 2023 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Fima Premium 1,469,618 1,234,105 1,160,040 19 27 Fima Ahorro Pesos 48,210 67,570 52,120 (29) (8) Fima Ahorro Plus 58,966 111,151 105,164 (47) (44) Fima Capital Plus 85,007 69,939 76,970 22 10 Fima Renta en Pesos 30,500 36,311 40,329 (16) (24) Fima Renta Plus 17,160 20,246 20,461 (15) (16) Fima Abierto Pymes 3,982 3,274 3,157 22 26 Fima Acciones 17,741 16,729 5,461 6 225 Fima PB Acciones 10,890 9,511 4,334 14 151 Fima Mix I 9,030 8,467 6,770 7 33 Fima Mix II 1,726 1,505 450 15 284 Fima Renta Acciones Latinoamerica 204 219 214 (7) (5) Fima Renta Fija Internacional 2,120 2,122 2,421 — (12) Fima Sustentable ESG 1,727 1,154 411 50 320 Total assets under management 1,756,881 1,582,303 1,478,302 11 19 48 Assets under management

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Balance Sheet In millions of pesos, except otherwise noted 2023 2022 Variation (%) 3Q 2Q 3Q vs. 2Q23 vs. 3Q22 Assets Cash and due from banks 2,632 2,564 2,302 3 14 Debt securities 84 — 71 N/A 18 Other financial assets 12,027 13,575 8,209 (11) 47 Other non-financial assets 13 4 — 225 — Total assets 14,756 16,143 10,582 (9) 39 Liabilities Other non-financial liabilities 5,309 4,388 4,282 21 24 Total liabilities 5,309 4,388 4,282 21 24 Shareholders' equity 9,447 11,755 6,300 (20) 50 49 Selected financial information

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Relevant information | ESG | Regulatory changes | Glossary

Relevant information

Negotiable obligations

On November 3, 2023, Naranja X issued the Class LX Negotiable Obligations for Ps.27,381 million, maturing in 12 months and with a rate of Badlar +5.0%.

50

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Negotiable Obligation Sumatoria Banco Galicia launched the Sumatoria ON for a total of Ps.200 million for a period of 24 months. The funds will be used to finance thirteen projects and ventures with social, green and sustainable impact in areas such as financial inclusion, agroecology, organic and healthy eating, conservation and regeneration, socio-urban infrastructure, social economy, circular economy and impact organizations and companies. Inclusion scholarships Banco Galicia launched 1,500 educational inclusion scholarships for basic cycle students at the University of Buenos Aires. The scholarships consisted of an annual amount of Ps.60,000 where each young person must pass at least 2 subjects to be able to access the stimulus. PS.90 million was allocated to this new program and it is expected to measure its positive impact at the end of the quarter. InnovaTec Project Fair Banco Galicia, in its role as financial agent of the Municipality of Mendoza, participated in the InnovaTec Project Fair. A program that proposes the inclusion of new technologies for asset and meaningful learning. For 5 months, a techno-pedagogical training was carried out for Directors and Teachers of a network of 10 educational institutions. In addition, a robotics kit was delivered to carry out an institutional project mediated by programming and new technologies. At the fair, each institution was able to show its path and the innovative experiences implemented. ESG 51

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima 52 Financing line for productive investment of SME´s Effective as of October 1, the Argentine Central Bank incorporates the "2023/2024 quota" in the regulations on "Financing line for productive investment of MSMEs", with the same conditions provided for the 2023 quota. For this new quota, the entities reached must maintain, from the aforementioned date and until March 31, 2024, a balance of covered financing that is, at least, equivalent to 7.5% of their deposits from the non-financial private sector. in pesos subject to fractional reserve requirements, calculated based on the average daily balances of September 2023. Interest rates The Argentine Central Bank, in its communication “A” 7862, established, effective October 17 inclusive, to raise the rates of the following impositions and financing: • Time deposits from individuals: 133% TNA. • Fixed-term deposits not included in the previous point: 126% TNA. • Deposits with early cancellation option in Purchasing Value Units ("UVA"): 122.8% TNA. But when the contractual term of the deposit is at least 180 days and the effective term in which it has been held is at least 120 days, that APR is 125.02%. • Financing line for productive investment of MSMEs: For investment projects the rate is 112% and for working capital 124% TNA. • Limit on compensatory interest for financing to individuals linked to credit cards: starting with the billing cycle corresponding to November 2023, it is replaced by 122% TNA. Global net foreign currency position. Cash position. Effective between 10/13/23 and 10/31/23, the Argentine Central Bank provided, through communication “A” 7863, that financial entities may not increase, without prior consent, the daily cash position of foreign currency with respect to the level that the entity registered at the close of the day prior to the entry into force of this document. For the same dates, it establishes that entities may cover the daily cash position, up to zero, with LEDIVs, which for this purpose may be computed in this position and/or national public securities in foreign currency or linked to the evolution of that currency. . Then, through communication “A” 7863, the Argentine Central Bank extended this provision until November 30. Regulatory changes

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Combined ratio: (acquisition and general expenses + personnel expenses + administrative expenses + depreciations and devaluations of assets + incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). Cost of risk: loan-loss provisions / average financing. Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing. Digital customers: number of customers with login in digital channels in the last 30 days. Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest- earning assets. Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. NPL ratio: non-accrual portfolio / total financing. ROA: net income attributable to the company on average assets. ROE: net income attributable to the company on average shareholders’ equity. 53 Glossary and additional information Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee- related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Inflation, exchange rate and interest rates 2023 2022 2Q 1Q 4Q 3Q 2Q Consumer price index (IPC) (1) 2,304.9242 1,709.6115 1381.1601 1134.5875 967.3076 Consumer price index (IPC) (%) 34.82 23.78 21.73 17.29 21.98 Wholesale price index (IPIM) (%) (2) 38.75 23.08 19.73 18.21 22.19 Acquisition value unit (UVA) (3) 337.84 272.76 218.27 185.03 154.72 Exchange rate (Ps./US$) (4) 350.01 256.68 208.99 177.13 147.32 Badlar (5) (quartely averages) 103.46 85.97 70.09 69.18 59.37 (1) Published by the INDEC (National Institute of Statistics) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 54

Grupo Galicia Relevant information ESG Regulatory changes GlossaryGalicia Naranja X Galicia Seguros Fondos Fima Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail